 Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2015 and for the six months then ended and related notes included elsewhere in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2014 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Forward-Looking Statements

The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “may,” “believe,” “will,” “projects,” “expects,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience , that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report on Form 20-F.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A.	RESULTS OF OPERATIONS

Six months Ended June 30,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares,

and basic and diluted income per ordinary share)

	2015	2014
Statement of Income Data:
Revenues:
Products	14,256	17,170
Services	36,031	35,719
Total Revenues	50,287	52,889
Cost of Revenues:
Products	8,428	10,342
Services	24,742	24,553
Amortization of intangible assets	-	-
Total Cost of Revenues	33,170	34,895
Gross Profit	17,117	17,994

	2015	2014
Operating Expenses:
Research and development, net	1,718	1,766
Sales and marketing expenses	5,906	5,523
General and administrative	5,392	5,901
Amortization of intangible assets	390	567
Total Operating Expenses	13,406	13,757
Total Operating Income	3,711	4,237
Financial expenses, net	177	812
Other (income) expenses	14	6))
Income before tax on income	3,520	3,431
Taxes on income	755	1,014
Net Income	2,765	2,471
Net loss attributable to non-controlling interest	(101)	(195)
Net Income attributable to Pointer Telocation Ltd. Shareholders	2,866	2,612
Basic net earnings per share attributable to Pointer Telocation Ltd. shareholders	0.37	0.36
Diluted net earnings per share attributable to Pointer Telocation Ltd. shareholders	0.36	0.35
Basic weighted average number of shares outstanding (in thousands)	7,695	7,201
Diluted weighted average number of shares outstanding (in thousands)	7,961	7,542

Six Months Ended June 30, 2015 Compared with Six Months Ended June 30, 2014

Revenues. Revenues decreased by $2.6 million or 5%, from $52.9 million in the six months ending June 30, 2014 to $50.3 million in the six months ending June 30, 2015.

The revenues from the sale of our products decreased by $2.9 million, or 17%, from $17.2 million in the six months ending June 30, 2014 to $14.3 million in the six months ending June 30, 2015. This decrease is primarily attributable to the absence of two low margin customers.

The revenues from our services increased by $0.3 million, or 0.9%, from $35.7 million in the six months ending June 30, 2014 to $36.0 million in the six months ending June 30, 2015.

The increase was primarily attributable to an increase in recurring revenues from fleet management and stolen vehicle recovery services, partially offset by the devaluation of various local currencies where we have operations against the US dollar.

Revenues from our services in the six months ending June 30, 2015 accounted for 71.7% of our total revenues as compared with 67.5% in the six months ending June 30, 2014.

Cost of Revenues. Our cost of revenues decreased by $1.7 million to $33.2 million for the six months ending June 30, 2015 as compared to $34.9 million for the same period in 2014. This decrease is mainly associated with the decrease in our revenues from products.

Gross Profit. Our gross profit decreased to $17.1 million in the six months ending June 30, 2015, as compared to $18 million for the same period in 2014. As a percentage of total revenues, gross profit accounted for 34% in the six months ending June 30, 2015 approximately the same as in the six months ending June 30, 2014. Our gross margin on products sales in the six months ending June 30, 2015 was 41% compared to 40% in the six months ending June 30, 2014. Despite the decrease of our revenues from products, our margins remained stable, largely as a result of ceasing sales to two customers with low margins. Gross margin for services was approximately 31% in the six months ending June 30, 2015, approximately the same as in the six months ending June 30, 2014.

Research and Development Costs. Research and development expenses were $1.7 million in the six months ending June 30, 2015, comparing to $1.8 million in the six months ending June 30, 2014. We intend to maintain our level of R&D expenditures in order to bring new technologies to the market.

Sales and Marketing Expenses. Sales and marketing costs increased by $0.4 million to $5.9 million in the six months ending June 30, 2015 from $5.5 million in the six months ending June 30, 2014. The increase is mainly due to the increase in sales and marketing efforts, and the consolidation of the South African subsidiary results (commencing October 2014), offset by decrease in expenses linked to currencies which devaluated against the USD.

General and Administrative Expenses. General and administrative expenses decreased by $0.5 million to $5.4 million in the six months ending June 30, 2015 from $5.9 million in the six months ending June 30, 2014. The decrease is mainly due to a decrease in expenses as a result of certain currencies in which we incur expenses being devaluated against the USD which offset other increased expenses related to the consolidation of our South African subsidiary commencing October 2014.

Amortization of Intangible Assets and Impairment of Long Lived Assets. Amortization of intangible assets and impairment of long lived assets was $0.4 million in the six months ending June 30, 2015 compared to $0.6 million in the six months ending June 30, 2014. The decrease is mainly due to the end of the amortization period of certain of our assets and the devaluation of the Brazilian Real against the US dollar.

Operating Profit. As a result of the foregoing, we recorded a $3.7 million operating profit in the six months ending June 30, 2015, compared to an operating profit of $4.2 million in the six months ending June 30, 2014.

Financial Expenses (Net). Financial expenses decreased from $0.8 million in the six months ending June 30, 2014 to $0.2 million in the six months ending June 30, 2015. The decrease is due to the lower net debt to banks in the first six months of 2015 and the impact of our New Israeli Shekel (“NIS”) denominated loans that were linked to the US dollar.

Taxes on income.  Taxes on income were $0.8 million in the six months ending June 30, 2015 comparing to $1 million in the six months ending June 30, 2014. The effective tax rate for the six months ended June 30, 2015, was 21% as compared to 30% for the six months ended June 30, 2014. The decrease is mainly due to the consolidation of the South African subsidiary in which the effective tax rate is 0% and the decrease in the tax expenses in our Brazilian subsidiary.

Net Income from continuing operations. We recorded net income of $2.8 million in the six months ending June 30, 2015 compared to a net income of $2.4 million in the six months ending June 30, 2014.

Net loss attributable to non-controlling interests. We recorded net loss attributable to non-controlling interests in the amount of $0.1 million in the six months ending June 30, 2015, compared to $0.2 million net loss attributable to non-controlling interests in the six months ending June 30, 2014.

Net Income attributable to Pointer shareholders. In the six months ending June 30, 2015, we recorded net income attributable to Pointer shareholders of $2.9 million, compared to $2.6 million in the six months ending June 30, 2014.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the NIS, Brazilian Real, Argentinean Peso, Mexican Peso, the Euro and the South African Rand.

During the six months ended June 30, 2015, the exchange rate of the U.S. Dollar in relation to the NIS decreased by 3.1%, while the Israeli Consumer Price Index (“CPI”) decreased by 0.2%.During the six months ended June 30, 2014 there was a decrease of 1% in the exchange rate of the U.S. Dollar in relation to the NIS and no change in the CPI.

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our U.S. Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the U.S. Dollar.

Regarding our operations of our subsidiary Pointer Do Brasil Comercial Ltda. ("Pointer Brazil") and the fact that most of Pointer Brazil’s revenues are denominated in the Brazilian Real , while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between the U.S. Dollar and Brazil Real may have a significant effect on the business and overall profitability of Pointer Brazil and, as a consequence, on the results of our operations. From January 1, 2015 to June 30, 2015, the value of the Brazil Real increased by approximately 18.3% against the U.S. dollar. From January 1, 2015 until June 30, 2015, the U.S. Dollar - Brazil Real exchange rate fluctuated between 2.6537 and 3.1403 Real to the Dollar.

Regarding our operations in Argentina and the fact that most of the revenues of our subsidiary Pointer Argentina S.A (“Pointer Argentina”) are denominated in the Argentinean Peso, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between the U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations. From January 1, 2015 to June 30, 2015, the value of the Argentinean Peso increased by approximately 8% against the U.S. dollar. From January 1, 2015 until June 30, 2015 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 8.4605 and 9.1376 Pesos to the Dollar.

Regarding our operations of our subsidiary Pointer Recuperation de Mexico S.A. ("Pointer Mexico") and the fact that most of Pointer Mexico’s revenues are denominated in the Mexican Peso, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between the U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of our Pointer Mexico and as a consequence, on the results of our operations. From January 1, 2015 to June 30, 2015, the value of the Mexican Peso increased by approximately 6.3% against the U.S. dollar. From January 1, 2015 until June 30, 2015, the U.S. Dollar – Mexican Peso exchange rate fluctuated between 14.7285 and 15.6516 Pesos to the Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2015, we had a working capital of $5.2 million, our current assets to current liabilities ratio was 116%, we had cash and cash equivalents of $8.5 million and an unused credit facility of $10.5 million. We believe that we have access to sufficient capital to meet our requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of the Company. As of June 30, 2015 we are in compliance with the financial covenants of our credit facilities.

In the six months ended June 30, 2015, net cash provided by our continuing operating activities amounted to $4.1 million as compared to net cash provided from continuing operating activities of $2.5 million in the six months ended June 30, 2014. The increase was primarily attributable to an increase in the working capital in the six months ended June 30, 2015.

In the six months ended June 30, 2015, net cash used in our continuing investment activities was $0.7 million as compared to $1.4 million in the six months ended June 30, 2014. The decrease was primarily attributable to a decrease in the purchase of property and equipment.

In the six months ended June 30, 2015, net cash used in our financing activities was $3.1 million as compared to net cash provided by financing activities of $7.5 million in the six months ended June 30, 2014. The decrease was primarily attributable to repayment of long term loans from banks.